EXHIBIT 12.1

DARDEN RESTAURANTS, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(Dollar Amounts in Millions)

	Fiscal Year Ended					Quarter Ended
	May 27, 2007	May 28, 2006	May 29, 2005	May 30, 2004	May 25, 2003	August 26, 2007	August 27, 2006
Consolidated Earnings from Continuing Operations before Income Taxes	$530.8	$508.1	$441.6	$358.7	$348.3	$151.9	$139.4
Plus Fixed Charges:
Gross Interest Expense(1)	43.6	48.9	47.7	47.7	47.6	10.8	10.9
40% of Restaurant and Equipment Minimum Rent Expense	26.0	24.4	23.2	21.8	21.2	6.7	6.4

Total Fixed Charges	$69.6	$73.3	$70.9	$69.5	$68.8	$17.5	$17.3
Less Capitalized Interest	(2.9)	(1.9)	(1.6)	(2.2)	(2.1)	(1.1)	(0.5)

Consolidated Earnings from Continuing Operations before Income Taxes Available to Cover Fixed Charges	$597.5	$579.5	$510.9	$426.0	$415.0	$168.3	$156.2

Ratio of Consolidated Earnings from Continuing Operations to Fixed Charges	8.58	7.91	7.21	6.13	6.03	9.6	9.0

(1)	Gross interest expense includes interest recognized in connection with the Company’s unrecognized tax benefits.